SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 9, 2021

Quarterly Securities Report

For the three months ended December 31, 2020

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On February 9, 2021, Sony Corporation (the “Company” or “Sony Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2020 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019 (“COVID-19”) could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Fiscal year ended March 31, 2020

Sales and operating revenue	6,511,145	6,778,941	8,259,885

Operating income	810,012	905,385	845,459

Income before income taxes	803,433	1,096,894	799,450

Net income attributable to Sony Corporation’s stockholders	569,547	1,064,776	582,191

Comprehensive income	689,995	998,674	666,032

Total equity	4,886,586	5,433,323	4,789,535

Total assets	22,637,546	25,881,122	23,039,343

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	460.11	867.17	471.64

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	450.08	852.04	461.23

Ratio of stockholders’ equity to total assets (%)	18.7	20.8	17.9

Net cash provided by operating activities	834,067	1,087,508	1,349,745

Net cash used in investing activities	(1,026,082)	(1,372,187)	(1,352,278)

Net cash provided by financing activities	145,096	676,660	65,658

Cash and cash equivalents at end of the period	1,408,876	1,878,047	1,512,357

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2019	Three months ended December 31, 2020

Sales and operating revenue	2,463,162	2,696,536

Net income attributable to Sony Corporation’s stockholders	229,538	371,891

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	187.02	301.09

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	182.89	297.35

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2020.

As of December 31, 2020, the Company had 1,448 subsidiaries and 147 affiliated companies, of which 1,413 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 131 affiliated companies.

II     State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2020. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

The coronavirus disease 2019 (COVID-19) pandemic has adversely affected, and is expected to continue to adversely affect, Sony’s business operations, operating results and financial condition.

The COVID-19 pandemic is adversely affecting the production, development, sale and distribution of the products and services in each of Sony’s business segments, and this negative impact is expected to continue in the future. For example, in the Game & Network Services (“G&NS”) segment, there was an adverse impact on the production of hardware due to issues in the component supply chain. In the Music segment, the release of some new music continues to be delayed around the world primarily due to artists being unable to record music, produce music videos or promote releases. Ticket and merchandising revenues are decreasing as in-person concerts and other events continue to be restricted in Japan and other areas. Additionally, due to a global reduction in advertising spending, revenue from the licensing of music in TV commercials has decreased. In the Pictures segment, box office revenue has been significantly impacted by the closure or limited capacity of movie theaters, and Sony has not been able to release most of its already completed titles in theaters. Although the production of new motion pictures and television shows by Sony has gradually resumed, production schedules continue to be delayed. Additionally, the global reduction in advertising spending led to a decrease in advertising revenue in the Pictures segment. In the Electronics Products & Solutions (“EP&S”) segment, certain of Sony’s manufacturing sites ceased production for a period of time pursuant to local government policy, and a portion of supply was temporarily insufficient to meet demand. Some partner companies that supply components to several of Sony’s businesses have reduced their operations, causing a delay in the production of some Sony products due to component shortages. Additionally, sales have decreased due to the closure of retail stores globally. In the Imaging & Sensing Solutions (“I&SS”) segment, image sensor sales have decreased primarily due to a slowdown in the smartphone market, which is the final outlet for Sony’s image sensors. In the Financial Services segment, pursuant to the announcement of a state of emergency by the Japanese government, all in-person sales activity of the Lifeplanner® salespeople at Sony Life Insurance Co., Ltd. (“Sony Life”) was suspended from April 2020 through May 2020.

The timing and extent to which the pandemic further negatively impacts Sony’s business could vary greatly depending on future developments, such as the possible further spread of or a resurgence in COVID-19, as well as the state of lockdowns and other measures in various geographic areas around the world. For example, the impact of negative factors in each segment such as those listed above may continue or become more severe. With respect to the Pictures segment, major studios are postponing the release of large films, leading to the possibility that the future theatrical release schedule will become crowded and competition will increase for available screen space. This could delay the recovery of sales and profit in the Pictures segment. The EP&S segment could continue to be adversely impacted by factory shutdowns and supply chain issues, and by the closure of retail stores globally.

The continued impact of COVID-19 could heighten many of the risks and uncertainties noted below.

As a global company, Sony is subject to a wide range of laws and regulations and a growing consumer focus on corporate social responsibility in many countries. Those laws and regulations, as well as consumer focus, might change in significant ways, leading to an increase in the costs of Sony’s operations, a curtailment of Sony’s activities, and/or an adverse effect on Sony’s reputation.

As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its business operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-competition, environmental protection, privacy, data protection, content and broadcast regulation, labor, taxation, foreign investment, government procurement, foreign exchange controls, and economic sanctions, as well as laws relating to the collection, use, retention, security and transfer of personally identifiable information.

Compliance with these laws and regulations may be onerous and expensive. These laws and regulations continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such developments could occur frequently and without warning, and could make Sony’s products or services less attractive to its customers, delay or prohibit introduction of new products or services in one or more regions or cause Sony to change or limit its business practices. For example, imposition of restrictive trade measures in the United States and elsewhere, as well as retaliatory actions against such measures, could result in increased customs duties applicable to Sony’s products or increased costs for procuring parts and components, and could limit or prohibit the sales of Sony’s products and services to certain of its current or potential customers, which may adversely affect Sony’s operating results and financial condition. In the I&SS segment, Sony suspended product shipments of image sensors to a certain customer from September 15, 2020, pursuant to export restrictions announced by the U.S. government on August 17, 2020. As a result, image sensor sales have decreased compared to before the export restrictions came into effect, although Sony has resumed a portion of shipments to the customer after receiving a U.S. export license. Sony also recorded inventory write-downs of certain image sensors for the same customer during the nine months ended December 31, 2020. In addition, changes in laws or regulations or the judicial interpretation thereof that Sony relies on or Sony is subject to in conducting its operations, including online operations, as well as Sony’s failure to anticipate such changes, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in or expand certain operations or lead to discontinuance of certain operations.

Violation of applicable laws or regulations by Sony, its employees, third-party suppliers, business partners and agents may subject Sony to fines, penalties, legal judgments, restrictions on business operations and/or reputational damage. Additionally, there is a growing global regulatory and consumer focus on corporate social responsibility and sourcing practices and increasing regulatory obligations of public disclosure regarding these matters. In particular, there is increased attention on labor practices, including work environments at electronic component manufacturers and original design manufacturing/original equipment manufacturing, or ODM/OEM, product manufacturers operating in Asia. Increased regulation or public pressure in this area could cause Sony’s compliance costs to increase, particularly since Sony uses many parts, components and materials to manufacture its products and relies on suppliers to provide these parts, components and materials but does not directly control the suppliers’ procurement or employment practices. A finding of non-compliance, or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s reputation, operating results and financial condition.

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Nine months ended December 31
	2019	2020
Sales and operating revenue	¥6,511.1	¥6,778.9
Operating income	810.0	905.4
Income before income taxes	803.4	1,096.9
Net income attributable to Sony Corporation’s stockholders	569.5	1,064.8

Sales for the nine months ended December 31, 2020 (“the current nine months”) increased 267.8 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 6 trillion 778.9 billion yen. This increase was primarily due to significant increases in sales in the G&NS and Financial Services segments, partially offset primarily by a decrease in sales in the EP&S segment and a significant decrease in sales in the Pictures segment. Sales in the same period of the previous fiscal year included 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement recorded within Corporate and elimination.

Operating income in the current nine months increased 95.4 billion yen year-on-year to 905.4 billion yen. This increase was primarily due to significant increases in operating income in the G&NS, Music and Pictures segments, partially offset by a significant decrease in operating income in the I&SS segment.

Operating income for the current nine months included the following:

•	Gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. (“Pledis”): 6.5 billion yen (Music segment)
•	Gain recorded in connection with a business transfer: 5.4 billion yen (Music segment)
•	Inventory write-downs of certain image sensors for mobile products: 9.0 billion yen (I&SS segment)
•	Expenses related to the Sony Global Relief Fund for COVID-19: 4.8 billion yen (Corporate and elimination)

Operating income for the same period of the previous fiscal year included the following:

•	Remeasurement and realized gains resulting from the public listing and sale of a portion of shares of SRE Holdings Corporation: 17.3 billion yen (All Other)
•	Realized and remeasurement gains resulting from the transfer of a portion of shares of NSF Engagement Corporation: 6.3 billion yen (Corporate and elimination)

During the current nine months, restructuring charges, net, decreased 6.0 billion yen year-on-year to 8.1 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income of affiliated companies in the current nine months, recorded within operating income, increased 0.2 billion yen year-on-year to 6.6 billion yen.

The net effect of other income and expenses was income of 191.5 billion yen, compared to an expense of 6.6 billion yen in the same period of the previous fiscal year. This was mainly due to the recording of 205.7 billion yen in unrealized gains on Sony’s shares of Spotify Technology S.A. and Bilibili Inc. (“Bilibili”) in the current nine months. For details, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 2. Marketable securities and securities investments.” The above unrealized gains included 11.2 billion yen of an unrealized gain on an equity security whose lockup restriction will expire within one year.

Income before income taxes increased 293.5 billion yen year-on-year to 1 trillion 96.9 billion yen.

During the current nine months, Sony recorded income tax expense of 12.6 billion yen, resulting in an effective tax rate of 1.2%, which was lower than the effective tax rate of 24.5% in the same period of the previous fiscal year. This lower effective tax rate was mainly due to the reversal of valuation allowances recorded against a significant portion of the deferred tax assets of Sony Corporation and its national tax filing group in Japan, which resulted in a tax benefit of 214.9 billion yen in the three months ended September 30, 2020, and the reversal of additional valuation allowances recorded against deferred tax assets for certain research and development credits of the consolidated tax filing group in the United States, which resulted in a tax benefit of 13.6 billion yen in the three months ended December 31, 2020.

Net income attributable to Sony Corporation’s stockholders increased 495.2 billion yen year-on-year to 1 trillion 64.8 billion yen.

Operating performance by business segment for the current nine months is as follows:

Game & Network Services (G&NS)

Results for the Nine Months ended December 31, 2020

Sales increased 452.0 billion yen year-on-year to 1 trillion 996.0 billion yen. This significant increase in sales was primarily due to an increase in sales of game software, including add-on content, as a result of an increase in digital consumption due to COVID-19, as well as an increase in hardware sales due to the launch of PlayStation®5 (“PS5™”). These positive factors were partially offset by a decrease in PlayStation®4 (“PS4™”) hardware sales. Operating income increased 116.9 billion yen year-on-year to 309.2 billion yen, primarily due to the impact of the above-mentioned increase in game software, as well as an increase in Network Services sales, primarily from PlayStation®Plus, partially offset by the impact of an increase in costs.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing LLC (“Sony/ATV”) and EMI Music Publishing Ltd. (“EMI”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Results for the Nine Months ended December 31, 2020

Sales increased 34.0 billion yen to 672.4 billion yen. The increase in sales was primarily due to higher Visual Media and Platform and Recorded Music sales. Sales for Visual Media and Platform increased primarily due to an increase in sales for the anime business primarily reflecting the contribution of Demon Slayer – Kimetsu no Yaiba – the Movie: Mugen Train. Sales for Recorded Music increased mainly due to an increase in revenue from paid subscription streaming services. Operating income increased 35.4 billion yen year-on-year to 147.4 billion yen, primarily due to the impact of the above-mentioned increase in sales, in addition to a 6.5 billion yen gain recorded on the sale of a portion of shares of Pledis and a 5.4 billion yen gain recorded in connection with the transfer of an overseas business.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the Nine Months ended December 31, 2020

Sales decreased 124.1 billion yen, an 18% decrease year-on-year (an approximate 16% decrease on a U.S. dollar basis), to 558.6 billion yen. The significant decrease in sales on a U.S. dollar basis was primarily due to a significant decrease in sales for Motion Pictures due to the absence of any major theatrical releases in the current nine months resulting from the impact of theater closures due to COVID-19, partially offset by higher home entertainment and television licensing sales of prior year and catalog titles. Operating income increased 33.6 billion yen year-on-year to 78.7 billion yen. The significant increase in operating income was primarily due to lower marketing costs in Motion Pictures as a result of the absence of major theatrical releases due to COVID-19, as well as the impact of the above-mentioned home entertainment and television licensing sales.

Electronics Products & Solutions (EP&S)

Results for the Nine Months ended December 31, 2020

Sales decreased 142.4 billion yen year-on-year to 1 trillion 485.5 billion yen. This was primarily due to a decrease in sales of digital cameras, Audio and Video and broadcast- and professional-use products resulting from lower unit sales. Operating income increased 3.9 billion yen year-on-year to 150.6 billion yen due to reductions in operating costs as well as an improvement in the product mix mainly of televisions, partially offset by the impact of the above-mentioned decrease in sales.

Imaging & Sensing Solutions (I&SS)

Results for the Nine Months ended December 31, 2020

Sales decreased 59.2 billion yen year-on-year to 780.2 billion yen. This decrease in sales was mainly due to a decrease in unit sales of image sensors and a deterioration of the product mix for mobile products primarily resulting from the impact of U.S. export restrictions, as well as a decrease in unit sales of image sensors for digital cameras primarily as a result of the impact of COVID-19. Operating income decreased 75.4 billion yen year-on-year to 125.7 billion yen. This significant decrease was mainly due to an increase in depreciation and amortization expenses as well as research and development expenses, the impact of the above-mentioned decrease in sales, and the above-mentioned 9.0 billion yen of inventory write-downs of certain image sensors for mobile products whose shipments were suspended as a result of U.S. export restrictions. The amount of the inventory write-downs is the net amount of 17.5 billion yen of write-downs recorded in the three months ended September 30, 2020 and an 8.5 billion yen gain from the reversal of write-downs recorded in the three months ended December 31, 2020.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Results for the Nine Months ended December 31, 2020

Financial Services revenue increased 124.6 billion yen year-on-year to 1 trillion 246.0 billion yen, mainly due to an increase in revenue at Sony Life and a significant increase in revenue at Sony Bank. Revenue at Sony Life increased 81.9 billion yen year-on-year to 1 trillion 89.3 billion yen, mainly due to an increase in net gains on investments in the separate accounts, partially offset by a decrease in premiums from single premium insurance despite an increase in the policy amount in force. The increase in revenue at Sony Bank was due to an improvement in valuation gains and losses on securities. Operating income increased 20.0 billion yen year-on-year to 137.5 billion yen due to a significant increase in operating income at Sony Bank and an increase in operating income at Sony Assurance, partially offset by a decrease in operating income at Sony Life. The increase in operating income at Sony Bank was due to the above-mentioned improvement in valuation gains and losses on securities, and the increase in operating income at Sony Assurance was due to a decline in the loss ratio for automobile insurance. Operating income at Sony Life decreased 4.8 billion yen year-on-year to 97.0 billion yen, mainly due to expenses recorded for various provisions related to COVID-19, as well as an overall deterioration in the provision of policy reserves for minimum guarantees for variable life insurance and other products, resulting from market fluctuations, and net gains and losses on derivative transactions to hedge market risks. This decrease in operating income at Sony Life was partially offset by an improvement in foreign exchange gains and losses in U.S. dollar-denominated insurance.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 26, 2020. Although foreign exchange rates have fluctuated during the nine-month period ended December 31, 2020, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

During the current nine months, the average rates of the yen were 106.1 yen against the U.S. dollar and 122.4 yen against the euro, which were 2.6 yen higher and 1.3 yen lower year-on-year, respectively.

For the current nine months, sales were 6 trillion 778.9 billion yen, an increase of 4% year-on-year, while on a constant currency basis sales increased 5% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income increased 95.4 billion yen year-on-year to 905.4 billion yen for the current nine months. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, EP&S and I&SS segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned three segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
		Nine months ended December 31		Impact of changes in foreign exchange rates
		2019	2020
G&NS	Sales	¥1,544.0	¥1,996.0	-¥18.8
	Operating income	192.2	309.2	+7.8
EP&S	Sales	1,627.8	1,485.5	-19.3
	Operating income	146.8	150.6	+1.2
I&SS	Sales	839.4	780.2	-16.0
	Operating income	201.1	125.7	-5.0

In addition, sales for the Music segment increased 5% year-on-year to 672.4 billion yen, an approximate 7% increase on a constant currency basis. In the Pictures segment, sales decreased 18% year-on-year to 558.6 billion yen, an approximate 16% decrease on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME, Sony/ATV and EMI in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: During the current nine months, there was a net cash inflow of 1 trillion 87.5 billion yen from operating activities, an increase of 253.4 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 909.4 billion yen, an increase of 415.4 billion yen year-on-year. This increase was primarily due to a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net), an increase in notes and accounts payable, trade, compared to a decrease in the same period of the previous fiscal year, as well as a smaller increase in film costs. This increase in net cash inflow was partially offset by the negative impact of an increase in other receivables from component assembly companies, included in other current assets, compared to a decrease in the same period of the previous fiscal year.

The Financial Services segment had a net cash inflow of 198.0 billion yen, a decrease of 159.4 billion yen year-on-year. This decrease was primarily due to a year-on-year decrease in net income after taking into account non-cash adjustments such as (gain) loss on marketable securities and securities investments, net.

Investing Activities: During the current nine months, Sony used 1 trillion 372.2 billion yen of net cash in investing activities, an increase of 346.1 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 453.2 billion yen, an increase of 203.7 billion yen year-on-year. This increase was mainly due to an increase in payments for fixed asset purchases including semiconductor manufacturing equipment, as well as cash outflow resulting from a payment for the purchase of shares of Bilibili. Additionally, the same period of the previous fiscal year included the cash inflow from the sale of all of Sony’s shares of Olympus Corporation.

The Financial Services segment used 919.1 billion yen of net cash in investing activities, an increase of 142.5 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Bank.

Financing Activities: Net cash inflow by financing activities during the current nine months was 676.7 billion yen, an increase of 531.6 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 67.0 billion yen, a decrease of 262.2 billion yen year-on-year. In order to fund the acquisition of all shares of SFH and the related stock acquisition rights for the purpose of making SFH into a wholly-owned subsidiary of Sony Corporation, a total of 396.5 billion yen in short-term bank borrowings was secured in July and October of 2020, of which 200.0 billion yen was repaid in December 2020. Additionally, a long-term bank loan of approximately 2 billion U.S. dollars was secured in July 2020. The same period of the previous fiscal year included the redemption of straight bonds, the repayment of long-term debt and a payment related to the repurchase of shares of Sony’s own common stock.

In the Financial Services segment, there was a 723.8 billion yen net cash inflow, an increase of 266.9 billion yen year-on-year. This increase was primarily due to a larger increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2020 was 1 trillion 878.0 billion yen.

Cash and cash equivalents of all segments excluding the Financial Services segment was 1 trillion 325.3 billion yen at December 31, 2020, an increase of 363.0 billion yen compared with the balance as of March 31, 2020, and an increase of 463.8 billion yen compared with the balance as of December 31, 2019.

Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 552.8 billion yen at December 31, 2020, an increase of 2.7 billion yen compared with the balance as of March 31, 2020, and an increase of 5.4 billion yen compared with the balance as of December 31, 2019.

* Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020

Cash flows from operating activities:
Net income (loss)	83,269	99,839	540,939	1,004,421	606,517	1,084,253
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	60,154	41,519	221,239	245,044	281,393	286,563
Amortization of film costs	-	-	212,684	197,849	212,684	197,849
Other operating (income) expense, net	42	62	(24,073)	(16,553)	(24,017)	(16,491)
(Gain) loss on marketable securities and securities investments, net	(127,002)	(339,714)	(392)	(205,721)	(127,394)	(545,435)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	5,158	(12,757)	(242,695)	(312,712)	(237,477)	(300,544)
(Increase) decrease in inventories	-	-	34,865	(41,039)	34,865	(41,039)
(Increase) decrease in film costs	-	-	(296,377)	(193,344)	(296,377)	(193,344)
Increase (decrease) in notes and accounts payable, trade	-	-	(12,640)	277,309	(12,640)	277,309
Increase (decrease) in future insurance policy benefits and other	554,596	619,049	-	-	554,596	619,049
(Increase) decrease in deferred insurance acquisition costs	(73,385)	(69,433)	-	-	(73,385)	(69,433)
(Increase) decrease in marketable securities held in the life insurance business	(103,746)	(119,871)	-	-	(103,746)	(119,871)
Other	(41,646)	(20,692)	60,410	(45,868)	19,048	(91,358)

Net cash provided by (used in) operating activities	357,440	198,002	493,960	909,386	834,067	1,087,508

Cash flows from investing activities:
Payments for purchases of fixed assets	(14,425)	(13,851)	(300,366)	(377,654)	(314,791)	(391,439)
Payments for investments and advances	(970,438)	(1,197,359)	(40,423)	(93,368)	(1,010,861)	(1,290,727)
Proceeds from sales or return of investments and collections of advances	208,164	292,090	93,526	19,604	301,690	311,694
Other	125	23	(2,229)	(1,738)	(2,120)	(1,715)

Net cash provided by (used in) investing activities	(776,574)	(919,097)	(249,492)	(453,156)	(1,026,082)	(1,372,187)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	272,960	361,169	(73,866)	390,290	198,773	751,459
Increase (decrease) in deposits from customers, net	211,135	392,891	-	-	211,135	392,891
Dividends paid	(27,189)	(30,454)	(49,621)	(61,153)	(49,621)	(61,153)
Other	62	231	(205,734)	(396,128)	(215,191)	(406,537)

Net cash provided by (used in) financing activities	456,968	723,837	(329,221)	(66,991)	145,096	676,660

Effect of exchange rate changes on cash and cash equivalents	-	-	(14,887)	(28,538)	(14,887)	(28,538)

Net increase (decrease) in cash and cash equivalents including restricted	37,834	2,742	(99,640)	360,701	(61,806)	363,443
Cash and cash equivalents, including restricted, at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the period	547,429	552,781	864,578	1,325,957	1,412,007	1,878,738

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	3,131	691	3,131	691

Cash and cash equivalents at end of the period	547,429	552,781	861,447	1,325,266	1,408,876	1,878,047

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 26, 2020. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 26, 2020.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

Research and development costs for the nine months ended December 31, 2020 totaled 377.7 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 26, 2020. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans.

Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,044.2 billion yen in total for Sony Corporation, SGTS and SCC as of March 31, 2020. There were no amounts outstanding under the CP programs as of March 31, 2020.

Sony Corporation borrowed 322.5 billion yen in July 2020, and 74.0 billion yen in October 2020 from a Japanese private bank, in order to procure the funds necessary to acquire the common shares and related stock acquisition rights not held by Sony of SFH, a consolidated subsidiary of Sony Corporation, with the aim of making SFH a wholly-owned subsidiary of Sony Corporation. In December 2020, Sony Corporation repaid 200.0 billion yen of the outstanding balance of 396.5 billion yen.

In July 2020, in order to enhance liquidity, Sony Corporation executed an approximate 2 billion U.S. dollar bank loan from a group of lenders with eight- to ten-year maturity terms in connection with Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P., which owns EMI Music Publishing, in November 2018. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies. Approximately 60%, or 1.2 billion U.S. dollars, is from the JBIC Facility and borrowed in U.S. dollars and approximately 40%, or 86 billion yen (approximately 0.8 billion U.S. dollars), is from Japanese private banks and borrowed in yen.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 560.5 billion yen in unused committed lines of credit, as of December 31, 2020. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multicurrency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multicurrency committed line of credit contracted with a syndicate of foreign banks. Sony believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

v) Plan of Capital Investments and Asset Retirement

Note for readers of this English translation:

There was no significant change in Sony’s plan of capital expenditures and asset retirements from the information presented in the Quarterly Securities Report for the three months ended June 30, 2020, filed with the SEC on August 11, 2020.

URL: Quarterly Securities Report for the three months ended June 30, 2020, filed with the SEC on August 11, 2020

https://www.sec.gov/Archives/edgar/data/0000313838/000119312520215557/d62798d6k.htm

(3) Material Contracts

Sony launched PS5™ during the three months ended December 31, 2020, and therefore changed the description of “Material Contracts” in the Annual Securities Report for the fiscal year ended March 31, 2020 (Yukashoken Houkokusho) filed on June 26, 2020, as follows. The change is indicated below by underline. There were no material contracts executed or determined to be executed during the three months ended December 31, 2020.

“Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business. Sony products that employ DVD player functionality, including PlayStation®4 (“PS4™”) and PlayStation®5 (“PS5™”) hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from Dolby Laboratories Licensing Corporation. Sony products that employ Blu-ray Disc™ player functionality and DVD player functionality, including PS4™ and PS5™ hardware, are substantially dependent upon patents that relate to technologies specified in the Blu-ray Disc™ specifications and are licensed by MPEG LA LLC and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specifications, as described above. Sony considers its overall license position beneficial to its operations.”

Note for readers of this English translation:

Except for the above, there was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 26, 2020. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

III    Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2020)	As of the filing date of the Quarterly Securities Report (February 9, 2021)
Common stock	1,261,058,781	1,261,058,781	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,261,058,781	1,261,058,781	—	—

Note: The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2020. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

https://www.sec.gov/Archives/edgar/data/313838/000115752320001353/a52314732.htm

https://www.sec.gov/Archives/edgar/data/313838/000115752320001520/a52330127.htm

Stock acquisition rights issued during the three months ended December 31, 2020.

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The forty-third series of Common Stock Acquisition Rights (October 28, 2020)	22,599	2,259,900
The forty-fourth series of Common Stock Acquisition Rights (October 28, 2020)	22,547	2,254,700

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From October 1 to December 31, 2020	—	1,261,059	—	880,214	—	1,093,907

v) Status of Major Shareholders

(As of December 31, 2020)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)

Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	114,553	9.27

The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	108,001	8.74

Custody Bank of Japan, Ltd. (Trust account) *2	1-8-12, Harumi, Chuo-ku, Tokyo	64,363	5.21

JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	29,768	2.41

Ssbtc Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	25,473	2.06

Custody Bank of Japan, Ltd. (Trust account 7) *2	1-8-12, Harumi, Chuo-ku, Tokyo	24,389	1.97

State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,211	1.63

Custody Bank of Japan, Ltd. (Trust account 5) *2	1-8-12, Harumi, Chuo-ku, Tokyo	19,882	1.61

Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 No (6-27-30 Shinjuku, Shinjuku-ku, Tokyo )	19,140	1.55

Custody Bank of Japan, Ltd. (Trust account 6) *2	1-8-12, Harumi, Chuo-ku, Tokyo	17,946	1.45

Total		443,726	35.89

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

4.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of Kanto Local Financial Bureau in Japan as of October 6, 2020 and reported that Nomura Asset Management Co., Ltd. and three joint holders held shares of the Company as of September 30, 2020 as provided in the below table. As of December 31, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01
5.

Sumitomo Mitsui Trust Asset Management Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of Kanto Local Financial Bureau in Japan as of September 20, 2019 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and one joint holder held shares of the Company as of September 13, 2019 as provided in the below table. As of December 31, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)

Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	72,546	5.70
6.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of Kanto Local Financial Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and eight joint holders held shares of the Company as of March 15, 2017 as provided in the below table. As of December 31, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)

BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of December 31, 2020)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	24,670,700	—	—
Shares with full voting rights (Others)	1,234,535,000	12,345,350	—
Shares constituting less than one full unit	1,853,081	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,261,058,781	—	—
Total voting rights held by all shareholders	—	12,345,350	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 18,900 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 189 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of December 31, 2020)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	24,670,700	—	24,670,700	1.96
Total	—	24,670,700	—	24,670,700	1.96

Notes:

1.

In addition to the 24,670,700 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

2.

Upon the disposal of treasury shares mainly due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) from January 1, 2021 to January 31, 2021, the number of shares held decreased by 809 thousand shares.

(2)     Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2020 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV         Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2020	At December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	1,512,357	1,878,047
Marketable securities (including assets pledged that secured parties are permitted to sell or repledge of 17,521 million yen and 20,548 million yen at March 31, 2020 and December 31, 2020)	1,847,772	2,771,000
Notes and accounts receivable, trade and contract assets	1,028,793	1,310,227
Allowance for credit losses	(25,873)	(25,143)
Inventories	589,969	605,437
Other receivables	188,106	308,178
Prepaid expenses and other current assets	594,021	540,302
Total current assets	5,735,145	7,388,048
Film costs	427,336	421,382
Investments and advances:
Affiliated companies	207,922	220,221
Securities investments and other (including assets pledged that secured parties are permitted to sell or repledge of 930,882 million yen and 1,602,797 million yen at March 31, 2020 and December 31, 2020)	12,526,210	13,635,160
Allowance for credit losses	-	(8,370)
	12,734,132	13,847,011
Property, plant and equipment:
Land	81,482	78,285
Buildings	659,556	659,679
Machinery and equipment	1,725,720	1,683,264
Construction in progress	76,391	126,502
	2,543,149	2,547,730
Less – Accumulated depreciation	1,634,505	1,584,620
	908,644	963,110
Other assets:
Operating lease right-of-use assets	359,510	336,112
Finance lease right-of-use assets	33,100	43,763
Intangibles, net	906,310	920,148
Goodwill	783,888	791,000
Deferred insurance acquisition costs	600,901	639,831
Deferred income taxes	210,372	182,494
Other	340,005	348,223
	3,234,086	3,261,571
Total assets	23,039,343	25,881,122

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2020	At December 31, 2020
LIABILITIES
Current liabilities:
Short-term borrowings	810,176	1,320,595
Current portion of long-term debt	29,807	119,192
Current portion of long-term operating lease liabilities	68,942	73,203
Notes and accounts payable, trade	380,810	657,458
Accounts payable, other and accrued expenses	1,630,197	1,660,096
Accrued income and other taxes	145,996	208,063
Deposits from customers in the banking business	2,440,783	2,723,808
Other	733,732	1,108,847
Total current liabilities	6,240,443	7,871,262
Long-term debt	634,966	737,258
Long-term operating lease liabilities	314,836	286,235
Accrued pension and severance costs	324,655	314,559
Deferred income taxes	549,538	340,015
Future insurance policy benefits and other	6,246,047	6,463,972
Policyholders’ account in the life insurance business	3,642,271	4,159,852
Other	289,285	266,611
Total liabilities	18,242,041	20,439,764
Redeemable noncontrolling interest	7,767	8,035
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2020–Shares authorized: 3,600,000,000, shares issued: 1,261,058,781	880,214
At December 31, 2020–Shares authorized: 3,600,000,000, shares issued: 1,261,058,781		880,214
Additional paid-in capital	1,289,719	1,486,104
Retained earnings	2,768,856	3,788,596
Accumulated other comprehensive income –
Unrealized gains on securities, net	161,191	139,369
Unrealized gains on derivative instruments, net	1,248	1,916
Pension liability adjustment	(235,520)	(229,625)
Foreign currency translation adjustments	(509,872)	(536,902)
Debt valuation adjustments	1,973	1,195
	(580,980)	(624,047)
Treasury stock, at cost
Common stock
At March 31, 2020–40,898,841 shares	(232,503)
At December 31, 2020–24,670,705 shares		(140,307)
	4,125,306	5,390,560
Noncontrolling interests	664,229	42,763
Total equity	4,789,535	5,433,323
Total liabilities and equity	23,039,343	25,881,122

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2019	2020
Sales and operating revenue:
Net sales	5,318,782	5,481,349
Financial services revenue	1,115,291	1,240,455
Other operating revenue	77,072	57,137
	6,511,145	6,778,941
Costs and expenses:
Cost of sales	3,629,246	3,753,504
Selling, general and administrative	1,105,115	1,040,308
Financial services expenses	997,211	1,102,877
Other operating income, net	(24,017)	(16,491)
	5,707,555	5,880,198
Equity in net income of affiliated companies	6,422	6,642
Operating income	810,012	905,385
Other income:
Interest and dividends	14,658	7,109
Gain on equity securities, net	372	205,727
Other	4,441	4,210
	19,471	217,046
Other expenses:
Interest expenses	8,793	7,265
Foreign exchange loss, net	9,376	8,684
Loss on pension plan amendment	6,358	-
Other	1,523	9,588
	26,050	25,537
Income before income taxes	803,433	1,096,894
Income taxes	196,916	12,641
Net income	606,517	1,084,253
Less - Net income attributable to noncontrolling interests	36,970	19,477
Net income attributable to Sony Corporation’s stockholders	569,547	1,064,776

	Yen
	Nine months ended December 31
	2019	2020
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	460.11	867.17
– Diluted	450.08	852.04

The accompanying notes are an integral part of these statements.

            Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2019	2020
Sales and operating revenue:
Net sales	2,034,826	2,252,904
Financial services revenue	405,382	423,432
Other operating revenue	22,954	20,200
	2,463,162	2,696,536
Costs and expenses:
Cost of sales	1,411,228	1,554,843
Selling, general and administrative	400,032	409,835
Financial services expenses	372,540	376,833
Other operating (income) expense, net	(18,056)	295
	2,165,744	2,341,806
Equity in net income of affiliated companies	2,714	4,496
Operating income	300,132	359,226
Other income:
Interest and dividends	3,900	1,753
Gain on equity securities, net	13,392	120,234
Foreign exchange gain, net	-	60
Other	1,286	1,413
	18,578	123,460
Other expenses:
Interest expenses	1,129	2,756
Foreign exchange loss, net	427	-
Loss on pension plan amendment	6,358	-
Other	475	2,559
	8,389	5,315
Income before income taxes	310,321	477,371
Income taxes	69,977	103,661
Net income	240,344	373,710
Less - Net income attributable to noncontrolling interests	10,806	1,819
Net income attributable to Sony Corporation’s stockholders	229,538	371,891

	Yen
	Three months ended December 31
	2019	2020
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	187.02	301.09
– Diluted	182.89	297.35

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2019	2020
Net income	606,517	1,084,253
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	14,757	(64,428)
Unrealized gains on derivative instruments	60	668
Pension liability adjustment	86,162	6,805
Foreign currency translation adjustments	(17,501)	(26,787)
Debt valuation adjustments	-	(1,837)
Total comprehensive income	689,995	998,674
Less – Comprehensive income attributable to noncontrolling interests	41,635	6,866
Comprehensive income attributable to Sony Corporation’s stockholders	648,360	991,808

	Yen in millions
	Three months ended December 31
	2019	2020
Net income	240,344	373,710
Other comprehensive income, net of tax —
Unrealized losses on securities	(25,168)	(26,546)
Unrealized gains on derivative instruments	368	1,539
Pension liability adjustment	80,122	2,346
Foreign currency translation adjustments	46,249	(3,317)
Debt valuation adjustments	-	(644)
Total comprehensive income	341,915	347,088
Less – Comprehensive income attributable to noncontrolling interests	2,538	1,758
Comprehensive income attributable to Sony Corporation’s stockholders	339,377	345,330

  The accompanying notes are an integral part of these statements.

  (iv)    Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2019	2020
Cash flows from operating activities:
Net income	606,517	1,084,253
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	281,393	286,563
Amortization of film costs	212,684	197,849
Accrual for pension and severance costs, less payments	4,714	1,748
Other operating income, net	(24,017)	(16,491)
Gain on securities investments, net (other than financial services business)	(392)	(205,721)
Gain on marketable securities and securities investments held in the financial services business, net	(127,002)	(339,714)
Deferred income taxes	23,594	(155,881)
Equity in net income of affiliated companies, net of dividends	(2,737)	(2,211)
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(237,477)	(300,544)
(Increase) decrease in inventories	34,865	(41,039)
Increase in film costs	(296,377)	(193,344)
Increase (decrease) in notes and accounts payable, trade	(12,640)	277,309
Increase in accrued income and other taxes	34,419	136,263
Increase in future insurance policy benefits and other	554,596	619,049
Increase in deferred insurance acquisition costs	(73,385)	(69,433)
Increase in marketable securities held in the life insurance business	(103,746)	(119,871)
Increase in other current assets	(15,047)	(150,801)
Increase (decrease) in other current liabilities	(16,443)	66,950
Other	(9,452)	12,574
Net cash provided by operating activities	834,067	1,087,508

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2019	2020
Cash flows from investing activities:
Payments for purchases of fixed assets	(314,791)	(391,439)
Proceeds from sales of fixed assets	12,445	13,699
Payments for investments and advances by financial services business	(970,438)	(1,197,359)
Payments for investments and advances (other than financial services business)	(40,423)	(93,368)
Proceeds from sales or return of investments and collections of advances by financial services business	208,164	292,090
Proceeds from sales or return of investments and collections of advances (other than financial services business)	13,169	19,604
Proceeds from sales of businesses	13,404	1,605
Proceeds from sales of Olympus Corporation Shares	80,357	-
Other	(27,969)	(17,019)
Net cash used in investing activities	(1,026,082)	(1,372,187)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	110,535	336,960
Payments of long-term debt	(189,790)	(93,913)
Increase in short-term borrowings, net	278,028	311,912
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	-	396,500
Payments of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	-	(200,000)
Increase in deposits from customers in the financial services business, net	211,135	392,891
Dividends paid	(49,621)	(61,153)
Payments for purchase of treasury stock	(156,187)	(211)
Payment for purchase of noncontrolling interest in Game Show Network, LLC	(39,894)	-
Payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	-	(396,698)
Other	(19,110)	(9,628)
Net cash provided by financing activities	145,096	676,660
Effect of exchange rate changes on cash and cash equivalents, including restricted	(14,887)	(28,538)
Net increase (decrease) in cash and cash equivalents, including restricted	(61,806)	363,443
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,473,813	1,515,295
Cash and cash equivalents, including restricted, at end of the period	1,412,007	1,878,738
Less - restricted cash and cash equivalents, included in other current assets and other assets	3,131	691
Cash and cash equivalents at end of the period	1,408,876	1,878,047

The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Measurement of credit losses on financial instruments -

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU was effective for Sony as of April 1, 2020. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials -

In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights. In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service. In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level. This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis. Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	-	-	-	1,028,793
Allowance for credit losses *	(25,873)	(280)	-	(280)	(26,153)
Inventories	589,969	-	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	-	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	-	(12)	594,009
Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306
Film costs	427,336	-	31,517	31,517	458,853
Investments and advances:
Securities investments and other	12,526,210	780	-	780	12,526,990
Allowance for credit losses	-	(6,341)	-	(6,341)	(6,341)
Total investments and advances	12,734,132	(5,561)	-	(5,561)	12,728,571
Other assets:
Deferred income taxes	210,372	45	-	45	210,417
Other	340,005	(721)	-	(721)	339,284
Total other assets	3,234,086	(676)	-	(676)	3,233,410
Total assets	23,039,343	(6,559)	-	(6,559)	23,032,784
LIABILITIES
Deferred income taxes	549,538	(1,504)	-	(1,504)	548,034
Total liabilities	18,242,041	(1,504)	-	(1,504)	18,240,537
EQUITY
Sony Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	-	(3,669)	2,765,187
Total Sony Corporation’s stockholders’ equity	4,125,306	(3,669)	-	(3,669)	4,121,637
Noncontrolling interests	664,229	(1,386)	-	(1,386)	662,843
Total equity	4,789,535	(5,055)	-	(5,055)	4,784,480
Total liabilities and equity	23,039,343	(6,559)	-	(6,559)	23,032,784

*	Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated balance sheets.

Disclosures for Fair Value Measurement -

In August 2018, the FASB issued ASU 2018-13, which amends disclosure requirements related to fair value measurement. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.

Disclosures for Defined Benefit Plans -

In August 2018, the FASB issued ASU 2018-14, which amends disclosure requirements related to defined benefit pension and other postretirement plans. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the nine and three months ended December 31, 2019 have been made to conform to the presentation for the nine and three months ended December 31, 2020.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows.

	Yen in millions
	March 31, 2020				December 31, 2020
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:
Japanese national government bonds *1, *2	1,552,036	210,459	(566)	1,761,929	2,260,356	171,613	(16,521)	2,415,448
Japanese local government bonds	69,132	73	(33)	69,172	75,475	75	(24)	75,526
Japanese corporate bonds	202,164	19,112	(567)	220,709	260,819	14,075	(1,060)	273,834
Foreign government bonds *1	198,777	81,014	(14)	279,777	299,974	51,678	(5,912)	345,740
Foreign corporate bonds	361,422	507	(2,179)	359,750	354,910	996	(278)	355,628
Securitized products	205,223	0	-	205,223	221,463	-	-	221,463
Other	14,398	1,867	(12)	16,253	24,531	3,131	(7)	27,655

	2,603,152	313,032	(3,371)	2,912,813	3,497,528	241,568	(23,802)	3,715,294

Held-to-maturity securities:
Japanese national government bonds *2	6,204,505	2,098,885	(1,397)	8,301,993	6,223,506	1,720,015	(12,141)	7,931,380
Japanese local government bonds	2,504	331	-	2,835	1,766	307	-	2,073
Japanese corporate bonds	482,050	61,176	(4,754)	538,472	542,204	39,863	(13,636)	568,431
Foreign government bonds *1,*3	723,937	302,297	-	1,026,234	775,601	221,695	(2,149)	995,147
Foreign corporate bonds	98	7	-	105	25,870	825	-	26,695
Securitized products	5,418	-	(421)	4,997	34,627	29	(13)	34,643

	7,418,512	2,462,696	(6,572)	9,874,636	7,603,574	1,982,734	(27,939)	9,558,369

Total	10,021,664	2,775,728	(9,943)	12,787,449	11,101,102	2,224,302	(51,741)	13,273,663

*1

As of December 31, 2020, available-for-sale securities and held-to-maturity securities include 330,059 million yen of pledged foreign government bonds as collateral for short-term lending transactions. Also, Japanese national government bonds include 426,467 million yen as receipt of collateral, and the same amount is recorded in other current liabilities of the consolidated balance sheets for the debt of these transactions.

*2

As of December 31, 2020, available-for-sale securities and held-to-maturity securities include 438,652 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.

*3	As of December 31, 2020, held-to-maturity securities include 238,399 million yen of pledged foreign government bonds as collateral for short-term repurchase agreements.

During the nine months ended December 31, 2019 and 2020, respectively, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 9,976 million yen and 29,906 million yen due to the sale of equity securities and net unrealized gains of 116,667 million yen and 516,174 million yen due to revaluation of equity securities held at the end of the period for the third quarter of the fiscal years ended March 31, 2020 and ending March 31, 2021, respectively. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain (loss) on equity securities, net in the consolidated statements of income. Included in the gains and (losses) noted above were gains and (losses) recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

During the nine months ended December 31, 2019, the revaluation of the Spotify shares owned as of December 31, 2019 resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 3,998 million yen (36 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statements of income.

During the nine months ended December 31, 2020, the revaluation of the Spotify shares owned as of December 31, 2020 resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 68,050 million yen (638 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statements of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows.

	Yen in millions
	March 31, 2020
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other assets
Assets:
Debt securities
Trading securities	24,330	245,790	-	270,120	270,120	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,761,929	-	1,761,929	10,011	1,751,918	-	-
Japanese local government bonds	-	69,172	-	69,172	15,334	53,838	-	-
Japanese corporate bonds	-	220,679	30	220,709	14,774	205,935	-	-
Foreign government bonds	-	279,777	-	279,777	2,690	277,087	-	-
Foreign corporate bonds	-	343,980	15,770	359,750	94,156	265,594	-	-
Securitized products	-	33,383	171,840	205,223	-	205,223	-	-
Other	-	4,152	12,101	16,253	-	16,253	-	-
Equity securities	950,744	581,642	-	1,532,386	1,434,612	97,774	-	-
Other investments *1	7,162	816	9,242	17,220	-	17,220	-	-
Derivative assets *2,*3	1,310	41,073	-	42,383	-	-	40,784	1,599

Total assets	983,546	3,582,393	208,983	4,774,922	1,841,697	2,890,842	40,784	1,599

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *4	-	-	532,191	532,191	64,045	468,146	-	-
Derivative liabilities *2,*3	2,077	33,789	-	35,866	-	-	16,814	19,052

Total liabilities	2,077	33,789	532,191	568,057	64,045	468,146	16,814	19,052

	Yen in millions
	December 31, 2020
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other assets
Assets:
Debt securities
Trading securities	29,993	260,538	-	290,531	290,531	-	-	-
Available-for-sale securities
Japanese national government bonds	-	2,415,448	-	2,415,448	446,497	1,968,951	-	-
Japanese local government bonds	-	75,526	-	75,526	19,830	55,696	-	-
Japanese corporate bonds	-	266,639	7,195	273,834	20,488	253,346	-	-
Foreign government bonds	-	345,740	-	345,740	300	345,440	-	-
Foreign corporate bonds	-	337,907	17,721	355,628	115,319	240,309	-	-
Securitized products	-	45,701	175,762	221,463	-	221,463	-	-
Other	-	5,397	22,258	27,655	-	27,655	-	-
Equity securities	1,588,999	659,963	144	2,249,106	1,875,185	373,921	-	-
Other investments *1	6,544	3,390	8,540	18,474	-	18,474	-	-
Derivative assets *2,*3	-	18,813	-	18,813	-	-	14,015	4,798

Total assets	1,625,536	4,435,062	231,620	6,292,218	2,768,150	3,505,255	14,015	4,798

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *4	-	-	539,656	539,656	52,644	487,012	-	-
Derivative liabilities *2,*3	1,900	29,468	-	31,368	-	-	16,051	15,317

Total liabilities	1,900	29,468	539,656	571,024	52,644	487,012	16,051	15,317

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.
*4	Future insurance policy benefits and policyholders’ account in the life insurance business are those for which the fair value option has been elected.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2019 and 2020 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2019	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02	(7,472)	-	(7,472)
Issuance of new shares	1,058	-	1,058
Exercise of stock acquisition rights	7,121	-	7,121
Conversion of convertible bonds	42	-	42
Stock-based compensation	1,637	-	1,637
Comprehensive income:
Net income	569,547	36,970	606,517
Other comprehensive income, net of tax —
Unrealized gains on securities	9,563	5,194	14,757
Unrealized gains on derivative instruments	60	-	60
Pension liability adjustment	86,143	19	86,162
Foreign currency translation adjustments	(16,953)	(548)	(17,501)

Total comprehensive income	648,360	41,635	689,995

Dividends declared	(24,607)	(25,577)	(50,184)
Purchase of treasury stock	(156,187)	-	(156,187)
Transactions with noncontrolling interests shareholders and other	15,275	(51,389)	(36,114)

Balance at December 31, 2019	4,231,604	654,982	4,886,586

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2020	4,125,306	664,229	4,789,535
Cumulative effect of ASU 2016-13	(3,669)	(1,386)	(5,055)
Exercise of stock acquisition rights	11,544	-	11,544
Conversion of convertible bonds	68,819	-	68,819
Stock-based compensation	1,006	-	1,006
Comprehensive income:
Net income	1,064,776	19,477	1,084,253
Other comprehensive income, net of tax —
Unrealized losses on securities	(52,457)	(11,971)	(64,428)
Unrealized gains on derivative instruments	668	-	668
Pension liability adjustment	6,804	1	6,805
Foreign currency translation adjustments	(26,729)	(58)	(26,787)
Debt valuation adjustments	(1,254)	(583)	(1,837)

Total comprehensive income	991,808	6,866	998,674

Dividends declared	(30,839)	(12,996)	(43,835)
Purchase of treasury stock	(211)	-	(211)
Reissuance of treasury stock	1,516	-	1,516
Transactions with noncontrolling interests shareholders and other	225,280	(613,950)	(388,670)

Balance at December 31, 2020	5,390,560	42,763	5,433,323

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2019.

In the quarter ended September 30, 2020, Sony Corporation acquired all the common shares and the related stock acquisition rights not held by Sony Corporation of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Corporation, and SFH has become a wholly-owned subsidiary of Sony Corporation. Consideration for this acquisition is 396,698 million yen. The net difference between the consideration, the decrease in the carrying amount of the noncontrolling interests of 622,364 million yen and the increase in accumulated other comprehensive income of 30,203 million yen was recognized as an increase to additional paid-in capital of 195,463 million yen.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the nine months ended December 31, 2019 and 2020 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)
Other comprehensive income before reclassifications	14,899	464	(3,668)	(17,427)	(5,732)
Amounts reclassified out of accumulated other comprehensive income	(142)	(404)	89,830	(74)	89,210

Net current-period other comprehensive income	14,757	60	86,162	(17,501)	83,478
Less: Other comprehensive income attributable to noncontrolling interests	5,194	-	19	(548)	4,665

Balance at December 31, 2019	144,598	41	(224,314)	(452,182)	(531,857)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Debt valuation adjustments	Total

Balance at March 31, 2020	161,191	1,248	(235,520)	(509,872)	1,973	(580,980)
Other comprehensive income before reclassifications	(64,518)	6,167	(3,704)	(26,900)	(1,812)	(90,767)
Amounts reclassified out of accumulated other comprehensive income	90	(5,499)	10,509	113	(25)	5,188

Net current-period other comprehensive income	(64,428)	668	6,805	(26,787)	(1,837)	(85,579)
Less: Other comprehensive income attributable to noncontrolling interests	(11,971)	-	1	(58)	(583)	(12,611)
Transactions with noncontrolling interests shareholders and other	30,635	-	(909)	(301)	476	29,901

Balance at December 31, 2020	139,369	1,916	(229,625)	(536,902)	1,195	(624,047)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2019 and 2020 is as follows:

	Yen in millions
	Nine months ended December 31
	2019	2020
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	569,547	1,064,776

	Thousands of shares
Weighted-average shares outstanding	1,237,842	1,227,879
Effect of dilutive securities:
Stock acquisition rights	3,570	4,229
Zero coupon convertible bonds	24,009	17,564

Weighted-average shares for diluted EPS computation	1,265,421	1,249,672

	Yen
Basic EPS	460.11	867.17

Diluted EPS	450.08	852.04

Potential shares of common stock that were excluded from the computation of diluted EPS for the nine months ended December 31, 2019 and 2020 were 4,777 thousand shares and 4,515 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2019 and 2020 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended December 31
	2019	2020
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	229,538	371,891

	Thousands of shares
Weighted-average shares outstanding	1,227,355	1,235,162
Effect of dilutive securities:
Stock acquisition rights	3,669	4,460
Zero coupon convertible bonds	24,006	11,071

Weighted-average shares for diluted EPS computation	1,255,030	1,250,693

	Yen
Basic EPS	187.02	301.09

Diluted EPS	182.89	297.35

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended December 31, 2019 and 2020 were 4,777 thousand shares and 4,515 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2019 and 2020 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	March 31, 2020	December 31, 2020
Receivables from contracts with customers *1	1,126,597	1,390,987
Contract assets *1	13,985	15,433
Contract liabilities *2	271,286	295,167

*1	Receivables from contracts with customers and contract assets are included in the consolidated balance sheets as “Notes and accounts receivable, trade and contract assets” and “Other”, non-current.
*2	Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 184,423 million yen were recognized during the nine months ended December 31, 2020, which were included in the balance of contract liabilities at March 31, 2020.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 10.

7.	Reversal of valuation allowances for deferred tax assets of Sony Corporation and its national tax filing group in Japan

Sony provides a valuation allowance for its deferred tax assets, which includes temporary differences, net operating losses and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction. Despite the spread of COVID-19, as a result of the acquisition of SFH, the taxable income of Sony Corporation and its national tax filing group has increased and is expected to be stable going forward. Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended September 30, 2020, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in Japan, primarily for temporary differences and certain net operating losses. As a result, Sony recorded a tax benefit of 214,900 million yen in the quarter ended September 30, 2020. Valuation allowances continue to be recorded on the remaining Japan deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

8.	Unconsolidated variable interest entities

Certain accounts receivable sales programs also involve variable interest entities (“VIEs”). These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

In the Financial Services segment, Sony has variable interests in VIEs where Sony is not the primary beneficiary. Sony’s variable interests in such VIEs include equity securities, securitized products, foreign corporate bonds and other investments. The following tables present the carrying value of the variable interests of unconsolidated VIEs in the Finacial Services segment, the presentation in the consolidated balance sheet, and the maximum exposure to loss associated with these variable interests as of March 31, 2020 and December 31, 2020. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with VIEs in which Sony is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments.

	Yen in millions
	March 31, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	579,773	6,229	-	587,602
Securitized products	-	210,641	-	210,641
Foreign corporate bonds *2	41,452	41,036	-	82,488
Other investments	-	16,253	21,000	43,719

Total	621,225	274,159	21,000	924,450

	Yen in millions
	December 31, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	656,602	6,624	-	663,854
Securitized products	-	256,090	-	256,090
Foreign corporate bonds *2	50,748	37,031	-	87,779
Other investments	-	27,655	21,000	66,239

Total	707,350	327,400	21,000	1,073,962

*1	Equity securities primarily include investment funds.
*2	Foreign corporate bonds primarily include repackaged bonds.

9.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of December 31, 2020, the total unused portion of the lines of credit extended under these contracts was 35,186 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of December 31, 2020 amounted to 720,856 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of December 31, 2020, these subsidiaries were committed to make payments under such contracts of 105,027 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of December 31, 2020, these subsidiaries were committed to make payments of 145,884 million yen under such contracts.

In December 2020, Funimation Global Group, LLC, a joint venture between a subsidiary in the Pictures segment and a subsidiary in the Music segment, entered into a definitive agreement to acquire 100% of the equity interest in Ellation Holdings, Inc., a subsidiary of AT&T Inc., which operates the anime business Crunchyroll. The purchase price of this transaction is 1,175 million U.S. dollars subject to customary working capital and other adjustments. This transaction is subject to customary closing conditions, including regulatory approvals.

Certain subsidiaries in the Game & Network Services (“G&NS”) segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within seven years. As of December 31, 2020, these subsidiaries were committed to make payments of 34,360 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of December 31, 2020, Sony has committed to make payments of 140,262 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of December 31, 2020, Sony has committed to make payments of 97,949 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within one year. As of December 31, 2020, Sony has committed to make payments of 2,711 million yen under such contracts.

(3)	Litigation

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of December 31, 2020 amounted to 554 million yen.

10.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, President and Chief Executive Officer.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Electronics Products & Solutions (“EP&S”) segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2019	2020
Sales and operating revenue:
Game & Network Services -
Customers	1,496,372	1,959,383
Intersegment	47,609	36,590

Total	1,543,981	1,995,973
Music -
Customers	630,641	663,878
Intersegment	7,825	8,567

Total	638,466	672,445
Pictures -
Customers	681,848	557,534
Intersegment	858	1,063

Total	682,706	558,597
Electronics Products & Solutions -
Customers	1,612,785	1,472,634
Intersegment	15,058	12,858

Total	1,627,843	1,485,492
Imaging & Sensing Solutions -
Customers	774,570	726,134
Intersegment	64,839	54,074

Total	839,409	780,208
Financial Services -
Customers	1,115,291	1,240,455
Intersegment	6,053	5,523

Total	1,121,344	1,245,978
All Other -
Customers	181,704	150,434
Intersegment	29,057	25,362

Total	210,761	175,796
Corporate and elimination	(153,365)	(135,548)

Consolidated total	6,511,145	6,778,941

	Yen in millions
	Three months ended December 31
	2019	2020
Sales and operating revenue:
Game & Network Services -
Customers	616,576	865,790
Intersegment	15,554	17,436

Total	632,130	883,226
Music -
Customers	213,861	261,724
Intersegment	3,077	2,738

Total	216,938	264,462
Pictures -
Customers	235,702	191,118
Intersegment	312	57

Total	236,014	191,175
Electronics Products & Solutions -
Customers	645,818	644,558
Intersegment	4,611	4,430

Total	650,429	648,988
Imaging & Sensing Solutions -
Customers	277,816	243,809
Intersegment	20,191	23,129

Total	298,007	266,938
Financial Services -
Customers	405,382	423,432
Intersegment	1,846	1,841

Total	407,228	425,273
All Other -
Customers	63,129	63,995
Intersegment	9,144	8,505

Total	72,273	72,500
Corporate and elimination	(49,857)	(56,026)

Consolidated total	2,463,162	2,696,536

G&NS intersegment amounts primarily consist of transactions with All Other.

I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2019	2020
Operating income (loss):
Game & Network Services	192,241	309,152
Music	112,007	147,435
Pictures	45,116	78,700
Electronics Products & Solutions	146,789	150,649
Imaging & Sensing Solutions	201,088	125,657
Financial Services	117,518	137,516
All Other	20,505	14,849

Total	835,264	963,958
Corporate and elimination	(25,252)	(58,573)

Consolidated operating income	810,012	905,385

	Yen in millions
	Three months ended December 31
	2019	2020
Operating income (loss):
Game & Network Services	53,450	80,183
Music	36,250	59,692
Pictures	5,422	22,207
Electronics Products & Solutions	80,336	105,772
Imaging & Sensing Solutions	75,182	50,396
Financial Services	32,634	46,595
All Other	20,673	8,126

Total	303,947	372,971
Corporate and elimination	(3,815)	(13,745)

Consolidated operating income	300,132	359,226

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Sales to Customers by Product Category :

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2019	2020
Game & Network Services
Digital Software and Add-on Content	747,835	1,124,487
Network Services	253,467	284,966
Hardware and Others	495,070	549,930

Total	1,496,372	1,959,383

Music
Recorded Music – Streaming	206,091	235,790
Recorded Music – Others	144,012	127,732
Music Publishing	117,413	113,653
Visual Media and Platform	163,125	186,703

Total	630,641	663,878

Pictures
Motion Pictures	322,586	208,871
Television Productions	180,604	190,895
Media Networks	178,658	157,768

Total	681,848	557,534

Electronics Products & Solutions
Televisions	550,099	559,056
Audio and Video	284,239	247,942
Still and Video Cameras	321,891	258,212
Mobile Communications	291,764	284,430
Other	164,792	122,994

Total	1,612,785	1,472,634

Imaging & Sensing Solutions	774,570	726,134
Financial Services	1,115,291	1,240,455
All Other	181,704	150,434
Corporate	17,934	8,489

Consolidated total	6,511,145	6,778,941

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2019	2020
Game & Network Services
Digital Software and Add-on Content	304,982	432,789
Network Services	85,484	95,774
Hardware and Others	226,110	337,227

Total	616,576	865,790

Music
Recorded Music – Streaming	72,812	88,063
Recorded Music – Others	53,127	54,049
Music Publishing	39,716	44,997
Visual Media and Platform	48,206	74,615

Total	213,861	261,724

Pictures
Motion Pictures	101,345	52,633
Television Productions	72,572	75,656
Media Networks	61,785	62,829

Total	235,702	191,118

Electronics Products & Solutions
Televisions	235,859	247,870
Audio and Video	121,742	116,974
Still and Video Cameras	122,031	121,570
Mobile Communications	113,500	111,061
Other	52,686	47,083

Total	645,818	644,558

Imaging & Sensing Solutions	277,816	243,809
Financial Services	405,382	423,432
All Other	63,129	63,995
Corporate	4,878	2,110

Consolidated total	2,463,162	2,696,536

Sony has realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income of Mobile Communications for the nine months ended December 31, 2019 and 2020 was 8,639 million yen and 41,786 million yen, respectively. In addition, the operating income of Mobile Communications for the three months ended December 31, 2019 and 2020 was 6,965 million yen and 21,292 million yen, respectively.

	Yen in millions
	Nine months ended December 31
	2019	2020
Depreciation and amortization:
Game & Network Services	20,920	27,493
Music	21,223	23,723
Pictures	16,266	13,467
Electronics Products & Solutions, including contract costs	44,846	45,502
Imaging & Sensing Solutions	96,228	114,973
Financial Services, including deferred insurance acquisition costs	60,154	41,519
All Other	3,639	2,886

Total	263,276	269,563
Corporate	18,117	17,000

Consolidated total	281,393	286,563

	Yen in millions
	Nine months ended December 31, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	890	-	890
Pictures	278	-	278
Electronics Products & Solutions	9,376	-	9,376
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	3,296	245	3,541

Consolidated total	13,840	245	14,085

	Yen in millions
	Nine months ended December 31, 2020
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	482	-	482
Music	646	-	646
Pictures	740	-	740
Electronics Products & Solutions	3,307	-	3,307
Imaging & Sensing Solutions	1,237	-	1,237
Financial Services	-	-	-
All Other and Corporate	1,669	-	1,669

Consolidated total	8,081	-	8,081

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended December 31
	2019	2020
Depreciation and amortization:
Game & Network Services	7,230	9,799
Music	7,176	8,352
Pictures	5,151	4,586
Electronics Products & Solutions, including contract costs	15,215	15,700
Imaging & Sensing Solutions	34,661	37,400
Financial Services, including deferred insurance acquisition costs	14,919	15,761
All Other	986	1,042

Total	85,338	92,640
Corporate	6,116	6,195

Consolidated total	91,454	98,835

	Yen in millions
	Three months ended December 31, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	405	-	405
Pictures	87	-	87
Electronics Products & Solutions	2,776	-	2,776
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	939	-	939

Consolidated total	4,207	-	4,207

	Yen in millions
	Three months ended December 31, 2020
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	482	-	482
Music	(477)	-	(477)
Pictures	705	-	705
Electronics Products & Solutions	1,992	-	1,992
Imaging & Sensing Solutions	1,237	-	1,237
Financial Services	-	-	-
All Other and Corporate	(213)	-	(213)

Consolidated total	3,726	-	3,726

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2019	2020
Japan	2,026,005	2,210,809
United States	1,410,544	1,624,525
Europe	1,313,715	1,363,893
China	696,530	595,193
Asia-Pacific	696,167	649,006
Other Areas	368,184	335,515

Total	6,511,145	6,778,941

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2019	2020
Japan	729,225	802,586
United States	545,581	652,346
Europe	543,709	635,873
China	246,122	182,729
Asia-Pacific	263,026	280,300
Other Areas	135,499	142,702

Total	2,463,162	2,696,536

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2019 and 2020.

11.	Subsequent event

Acquisition of certain of Kobalt Music Group Limited’s operations

On January 31, 2021, Sony Music Entertainment (“SME”), a wholly-owned subsidiary of Sony, entered into a definitive agreement with Kobalt Music Group Limited (“Kobalt”) to acquire 100% of the shares and related assets of certain Kobalt subsidiaries in order to obtain AWAL, Kobalt’s recorded music label and distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business. The purchase price of this transaction is 430 million U.S. dollars, subject to customary working capital and other adjustments. This transaction is subject to customary closing conditions, including regulatory approvals.

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 28, 2020 as below:

1. Total amount of interim cash dividends:

30,839 million yen

2. Amount of interim cash dividends per share:

25.00 yen

3. Payment date:

December 1, 2020

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2020.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Commitments, contingent liabilities and other”.